Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

VIA EDGAR

January 27, 2025

U.S. Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC;

Request for Withdrawal of Exemptive Application (File No. 812-15559)

Ladies and Gentlemen:

We are writing on behalf of Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from certain provisions of Section 15(a) of the 1940 Act and certain disclosure requirements under various rules and forms (the “Application”). The Application was originally filed with the Securities and Exchange Commission on April 2, 2024, and an amended Application was filed on August 20, 2024.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions or need further information, please contact me at 202.373.6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001